Date: September 6, 2012

VIA EDGAR AND FAX

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          BluePhoenix Solutions Ltd.
                Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 17, 2012
File No. 333-06208

Dear Ms. Collins,

Reference is made to the letter dated August 23, 2012 to the undersigned, Chief Financial Officer of BluePhoenix Solutions Ltd. (the “Company”), setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on April 17, 2012.

I am hereby requesting on behalf of the Company, an extension for filing its response to the Comment Letter.  The Company will use diligent efforts to provide its response to the Staff by the close of business on September 28, 2012.

Should you have any questions regarding this letter, please do not hesitate to contact me at 972-9-9526110.

Sincerely,

/s/  Nir Peles
Nir Peles
Chief Financial Officer

cc:  Melissa Feider

BluePhoenix
8 Maskit Street, P.O. Box 2062
Herzliya 46120, Israel
Tel: +972-9-952 6110
Fax:+972-9-952 6111
info@bphx.com  www.bphx.com